Exhibit 99.1

IAMGOLD reports first mineral resource estimate on the Boto Gold Project in Senegal

TSX: IMG    NYSE: IAG

TORONTO, July 29, 2013 /CNW/ - IAMGOLD Corporation ("IAMGOLD" or the "Company") today announced the first mineral resource estimate in accordance with National Instrument 43-101 for its 100% owned Boto Gold Project in eastern Senegal, West Africa.  With the discovery of the new Malikoundi zone in 2012, IAMGOLD significantly expanded its exploration drilling program, culminating in the completion of the first mineral resource estimate for the project.

The resource estimate, which includes resources calculated for the Boto 2, 4, 5 and 6 deposits as well as the new Malikoundi deposit, is comprised of Indicated Resources totalling 22 million tonnes averaging 1.62 grams of gold per tonne for 1.14 million ounces and Inferred Resources comprised of 1.9 million tonnes averaging 1.35 grams of gold per tonne for 81,000 ounces.  A significant portion of the estimate is derived from the newly discovered Malikoundi deposit which overall displays higher grades than most of the previously discovered zones.

Craig MacDougall, Senior Vice President, Exploration for IAMGOLD, stated, "The Malikoundi discovery in 2012 is a testament to the effort and persistence of the exploration team to take this project to the next level and is the cornerstone of the current resource estimate.  With several of the deposits, including Malikoundi still open along strike and at depth, we plan to continue the drill program with the goal of expanding the existing mineral resource inventory."

The mineral resource incorporates assay results from 423 diamond and reverse circulation drill holes totalling 56,832 metres.  The estimate was prepared using a block model constrained with 3D wireframes of the principal mineralized domains.  Values for gold were interpolated into blocks using inverse distance cubed (ID3).  A preliminary open pit optimization algorithm was run on the estimated grade block model to constrain the resource and to support the Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") requirement that Mineral Resources have 'reasonable prospects for economic extraction'. The resource estimate assumes a long-term gold price of US$1,500/ounce. Only mineralization contained within the preliminary pit shell has been included in the resource estimate.

The mineral resource estimate is summarized in the following table at a cut-off grade of 0.60 grams of gold per tonne. The effective date of this resource estimate is April 19, 2013.

BOTO GOLD PROJECT - MINERAL RESOURCE ESTIMATE
April 19, 2013

Classification	Zone	Tonnage (000s)	Gold Grade (g/t Au)	Contained Ounces (Au) (000s)
	Malikoundi	14,491	1.68	783
	Boto 2	514	1.15	19
INDICATED	Boto 4	2,980	1.27	121
	Boto 6	2,362	1.14	86
	Boto 5	1,612	2.54	132
Total Indicated		21,960	1.62	1,142
	Malikoundi	702	1.37	31
	Boto 2	5	0.72	0
INFERRED	Boto 4	646	1.12	23
	Boto 6	420	1.53	21
	Boto 5	87	2.16	6
Total Inferred		1,861	1.35	81

Notes:

1.	CIM definitions were followed for classification of Mineral Resources.
2.	Mineral Resources are estimated at a cut-off grade of 0.60 g/t Au.
3.	Mineral Resources are estimated using a gold price of US$1,500 per ounce.
4.	High grade capped assay values vary from 15 g/t Au to 30 g/t Au based on geological area.
5.	Bulk density varies from 1.61 g/cm3 to 2.62 g/cm3 based on weathering code.
6.	The resources are constrained by a Whittle pit shell.

The Daorala-Boto permit covers an area of 236 square kilometres and is located in the Kedougou region of eastern Senegal along the borders with Mali and Guinea.  The geological setting of the project area is similar to the Sadiola and Loulo gold districts in adjacent Mali, being underlain by highly prospective, Birimian-aged metasedimentary, volcanic and intrusive rocks along a seven-kilometre strike length of the Senegal-Mali Shear Zone.

Next Steps

Drilling to date has not completely defined the limits of the mineralization at Boto 2, 4, 6 or Malikoundi, and these mineralized zones remain open along strike and at depth.  Although the 2013 drilling program has now ceased with the onset of the annual rainy season, which generally persists in the region from mid-July to October, the Company expects to resume drilling as conditions improve.

The Company plans to continue to advance the project towards the commissioning of a scoping study in 2014 and will complete further resource updates as merited.

Qualified Persons

The mineral resource estimate, including verification of the data disclosed, has been completed by RPA Inc. ("RPA") and reported in accordance with National Instrument 43-101 requirements and CIM Estimation Best Practice Guidelines. The resource estimate was prepared by RPA Principal Geologist Luke Evans, P.Eng., and a supporting NI 43-101 Technical Report will be posted on SEDAR at www.sedar.com on or before September 13th, 2013.

Mr. Evans, who is an independent qualified person under NI 43-101, has reviewed and approved the contents of this release.  Craig MacDougall, P.Geo., Senior Vice President, Exploration, for IAMGOLD has also reviewed and approved the contents of this release. Mr. MacDougall is a Qualified Person as defined by National Instrument 43-101.

Cautionary Note to U.S. Investors
The United States Securities and Exchange Commission limits disclosure for U.S. reporting purposes to mineral deposits that a company can economically and legally extract or produce.  IAMGOLD uses certain terms in this presentation, such as "measured," "indicated," or "inferred," which may not be consistent with the reserve definitions established by the SEC.  U.S. investors are urged to consider closely the disclosure in the IAMGOLD Annual Reports on Forms 40-F.  You can review and obtain copies of these filings from the SEC's website at http://www.sec.gov/edgar.shtml or by contacting the Investor Relations department.

Forward Looking Statement
This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding expected, estimated or planned gold and niobium production, cash costs, margin expansion, capital expenditures and exploration expenditures and statements regarding the estimation of mineral resources, exploration results, potential mineralization, potential mineral resources and mineral reserves) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words "may", "will", "should", "continue", "expect", "anticipate", "outlook", "guidance", "estimate", "believe", "intend", "plan" or "project" or the negative of these words or other variations on these words or comparable terminology. Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company's ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation: changes in the global prices for gold, niobium, copper, silver or certain other commodities (such as diesel, aluminum and electricity); changes in U.S. dollar and other currency exchange rates, interest rates or gold lease rates; risks arising from holding derivative instruments; the level of liquidity and capital resources; access to capital markets, financing and interest rates; mining tax regimes; ability to successfully integrate acquired assets; legislative, political or economic developments in the jurisdictions in which the Company carries on business; operating or technical difficulties in connection with mining or development activities; laws and regulations governing the protection of the environment; employee relations; availability and increasing costs associated with mining inputs and labour; the speculative nature of exploration and development, including the risks of diminishing quantities or grades of reserves; adverse changes in the Company's credit rating; contests over title to properties, particularly title to undeveloped properties; and the risks involved in the exploration, development and mining business.  With respect to development projects, IAMGOLD's ability to sustain or increase its present levels of gold production is dependent in part on the success of its projects.  Risks and unknowns inherent in all projects include the inaccuracy of estimated reserves and resources, metallurgical recoveries, capital and operating costs of such projects, and the future prices for the relevant minerals.  Development projects have no operating history upon which to base estimates of future cash flows.  The capital expenditures and time required to develop new mines or other projects are considerable, and changes in costs or construction schedules can affect project economics.  Actual costs and economic returns may differ materially from IAMGOLD's estimates or IAMGOLD could fail to obtain the governmental approvals necessary for the operation of a project; in either case, the project may not proceed, either on its original timing or at all.

About IAMGOLD

IAMGOLD (www.iamgold.com) is a leading mid-tier gold producer with six operating gold mines (including current joint ventures) on three continents. In the Canadian province of Québec, the Company also operates Niobec Inc., one of the world's top three producers of niobium, and owns a rare earth element resource close to its niobium mine. IAMGOLD is well positioned for growth with a strong financial position and extensive management and operational expertise.  To grow from this strong base, IAMGOLD will advance those projects from its pipeline of exploration and expansion projects that can deliver attractive rates of return. IAMGOLD's growth plans are strategically focused in certain regions in Canada, select countries in South America and Africa.

Please note:
This entire news release may be accessed via fax, e-mail, IAMGOLD's website at www.iamgold.com and through CNW Group's website at www.newswire.ca. All material information on IAMGOLD can be found at www.sedar.com or at www.sec.gov.

Si vous désirez obtenir la version française de ce communiqué, veuillez consulter le
http://www.iamgold.com/French/Home/default.aspx.

SOURCE: IAMGOLD Corporation

%CIK: 0001203464

For further information:

Bob Tait, VP Investor Relations, IAMGOLD Corporation
Tel: (416) 360-4743  Mobile: (647) 403-5520

Laura Young, Director, Investor Relations, IAMGOLD Corporation
Tel: (416) 933-4952 Mobile: (416) 670-3815

Toll-free: 1-888-464-9999  info@iamgold.com

CO: IAMGOLD Corporation

CNW 07:00e 29-JUL-13